January 5, 2012

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	Coinstar, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 10, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Filed October 27, 2011

File No. 000-22555

Dear Mr. Spirgel:

Coinstar, Inc. (the “Company”) is pleased to respond to the Securities and Exchange Commission (the “Commission”) Staff’s review of our Form 10-Q for the fiscal quarter ended September 30, 2011 (the “10-Q”) and our Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”). As requested, we are providing responses to the Staff’s specific comments in your December 20, 2011 letter (the “SEC Letter”) to us.

The Staff’s comments from the SEC Letter are set out below and our responses and proposed disclosures follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

DVD services, page 26

Comment No. 1

We note that you refer to product gross margin which is computed as DVD services segment revenue less DVD product costs. Please tell us the major cost elements that comprise DVD product costs. In addition, tell us why such margin information is provided to investors and how you use such information.

1	Page

Larry Spirgel

U.S. Securities and Exchange Commission

January 5, 2012

Response to Comment No. 1

DVD product cost is a component within the direct operating expenses line item that is specific to our DVD Services (“redbox”) segment. The major cost elements that comprise redbox product cost include the costs to license our DVD library content, studio revenue sharing payments, and share-based payment expense from various studio agreements, and purchases of DVDs, games, cases, and labels from third-party distributors.

Prior to 2009, the Company acquired DVDs primarily through third-party distributors. As the Company grew substantially year-over-year, the demand for DVDs to support rental volume increased significantly. During 2009, three studios began restricting the distribution of DVDs to the Company, so the Company began purchasing a substantial number of DVDs on an ad hoc basis through third-party retail channels. Starting in the second half of 2009, the Company began to enter into license agreements directly with studios and thereafter purchased a significantly lesser amount of DVDs through retail channels. Accordingly, the Company’s DVD product cost structure has shifted from indirect third-party sourcing (e.g., third party retailers or distributors) to direct sourcing via licensing agreements with studios during the periods reported in our 2010 10-K. This shift translated to a lower cost per unit and ultimately improved our income within our redbox segment. The Company believes that discussions regarding the amount of growth in segment operating income that was primarily increased due to changes in our DVD procurement methods was useful to investors for the periods covered by the 2010 10-K. The Company, however, no longer provides such metrics in our periodic filings as the shift in DVD procurement is not material for quarterly comparisons at this point, but the Company does continue to use this metric, as one of many metrics reviewed, internally to measure the efficiency of our purchasing decisions (e.g., evaluating if we overbuy and effects on DVD product margins).

Form 10-Q for the Quarter Ended September 30, 2011

Note 15. Commitments and Contingencies, Other Contingencies, page 24

Comment No. 2

Please refer to the last paragraph. Tell us in detail the circumstances that required you to recognize loss contingencies for your supply agreements. In addition, tell us how you determined the aggregate range of reasonably possible losses related to these agreements and

Larry Spirgel

U.S. Securities and Exchange Commission

January 5, 2012

how you concluded that additional disclosures were not necessary. We note your disclosure on pages 42 and 72 of your form 10-K.

Response to Comment No. 2

The Company purchases materials from suppliers under contracts that include complex variable pricing calculations. These contracts often provide the supplier with the right to audit our calculation of the amounts due under the agreements. Upon completion of an audit under one of the contracts, the supplier disagreed with our interpretation of the formula used to calculate the amount due under the contract and presented an alternate calculation that indicated we might owe a higher amount. After the supplier notified us of the audit finding and prior to the issue being settled via negotiations between the Company and the supplier, we considered this to be a contingent liability under ASC 450-20. The Company considered the aggregate range of reasonably possible losses to be from zero (the amount owed under our interpretation of how the formula was to be calculated) to $9.3 million (the amount we could owe based on the supplier’s alternate calculation method) and included this range of reasonably possible losses in our 10-Q. We believe the disclosure we provided about this contingency in the 10-Q covered the material aspects of the matter relevant to investors as investors generally focus on potential loss amounts not specific contractual loss calculation formulas.

Management’s Discussion & Analysis…, page 25

Comment No. 3

The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please revise your management’s discussion and analysis to provide, to the extent practicable, a reasonably detailed and quantitative analysis of all known material trends or uncertainties. For example, address management’s assessment of the changes in same store sales growth in your redbox division, as well as the slowing rate of growth in the number of your DVD kiosks. Your disclosure should contemplate whether such trends reflect long-term limitation on the market penetration of your product. Also revise your disclosure to assess the recent decline in total Coinstar transactions.

Larry Spirgel

U.S. Securities and Exchange Commission

January 5, 2012

Response to Comment No. 3

Our process for preparing Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) includes considering material known trends/uncertainties we believe are relevant to investors. To the extent that there are known trends or uncertainties that we believe will have a material effect on our liquidity, capital resources or results of operations we feel is likely to occur, we include it in our discussion.

We will review what we have been providing in our previous MD&A disclosure and will further expand such material trends/uncertainties disclosure, including trends or uncertainties in same store sales, kiosk installations, changes in coin transaction growth, etc., as appropriate, in the future. Our goal of including this type of information in our MD&A is to highlight key drivers of our operating results to the readers of the financial statements. To the extent that we believe there are known trends or uncertainties that may materially impact our financial condition, liquidity or results of operations, we will disclose our assessment of the potential impacts.

For example, during the three and nine months ended September 30, 2011, the decreases in Coin counting transaction volume were 152,000 or 0.7% and 1,216,000 or 2.1% as compared with the same periods in 2010, which slight variances we determined were not substantial to our operating results. As noted by the Commission’s comment, we will expand our analysis of the decrease in Coin counting transaction volume in future filings if we believe the trend will have a material impact on our results of operations.

We also believe that more general material uncertainties that have longer timelines are most appropriately disclosed in the risk factors section of our filings. For example, there is a risk that customers migrate to digital streaming methods to watch movies and that physical media such as DVDs become less widely used. However, at this point, we do not believe this uncertainty to be a material consideration of our current budgets or forecasts and do not believe it is necessarily a known trend affecting our business.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings and that Staff comments or changes to our disclosure in response

Larry Spirgel

U.S. Securities and Exchange Commission

January 5, 2012

to Staff comments do not foreclose the Commission from taking any action with respect to our filings. In addition, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our responses to the Staff’s comments, please call me at (425) 943-8444.

Sincerely,

/s/ Scott Di Valerio

Scott Di Valerio

Chief Financial Officer

cc:	KPMG LLP

Perkins Coie LLP